Exhibit 1

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

This Quarterly Report on Form 6-K (“Quarterly Report”) relates to periods prior to the merger of ST Assembly Test Services Ltd (“STATS”) with ChipPAC, Inc. (“ChipPAC”), as a result of which the name of STATS was changed to “STATS ChipPAC Ltd” to reflect the new combined company. Accordingly, unless the context otherwise requires, references herein to “we”, “us”, “the Company” or “STATS” are to ST Assembly Test Services Ltd, a company organized under the laws of the Republic of Singapore and its consolidated subsidiaries, prior to the merger and not to the combined company, STATS ChipPAC Ltd.

In this Quarterly Report, all references to “$” are to U.S. dollars, references to “S$” are to Singapore dollars and references to “NT$” are to New Taiwan dollars. References to a particular “fiscal year” are to the Company’s fiscal year ended December 31 of that year.

The Company’s financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.

Certain of the statements in this Form 6-K are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; the impact of our merger with ChipPAC, Inc., including our ability to integrate and obtain the anticipated results and synergies from our merger with ChipPAC, Inc; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 19, 2004 and its registration statement on F-4 (File number 333-114232). We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1. Financial Statements

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended June 30, 2003 and 2004
In thousands of U.S. Dollars, except per share and per ADS amounts

	For the three months
	ended June 30,
	2003	2004
Net revenues	$87,602	$138,995
Cost of revenues	(77,680)	(114,358)

Gross profit	9,922	24,637

Operating expenses:
Selling, general and administrative	8,273	11,648
Research and development	4,033	2,903
Other general expenses (income), net	281	(511)

Total operating expenses	12,587	14,040

Operating income (loss)	(2,665)	10,597
Other income (expense), net:
Interest income	1,398	1,111
Interest expense	(3,309)	(4,731)
Foreign currency exchange gain (loss)	389	(1,299)
Other non-operating income (expense), net	5,176	(435)

Total other income (expense), net	3,654	(5,354)

Income before income taxes	989	5,243
Income tax expense	(1,273)	(123)

Income (loss) before minority interest	(284)	5,120
Minority interest	(418)	(463)

Net income (loss)	$(702)	$4,657

Basic net income (loss) per ordinary share	$(0.00)	$0.00
Diluted net income (loss) per ordinary share	$(0.00)	$0.00
Basic net income (loss) per ADS	$(0.01)	$0.04
Diluted net income (loss) per ADS	$(0.01)	$0.04
Ordinary shares (in thousands) used in per ordinary share calculation:
- basic	992,301	1,076,823

- diluted	992,301	1,077,776

ADS (in thousands) used in per ADS calculation:
- basic	99,230	107,682

- diluted	99,230	107,778

See accompanying notes to unaudited condensed consolidated financial statements.

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
For the Three Months Ended June 30, 2003 and 2004
In thousands of U.S. Dollars

	For the three months
	ended June 30,
	2003	2004
Net income (loss)	$(702)	$4,657
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale marketable securities	4,186	(1,332)
Realized loss (gain) on available-for-sale marketable securities included in net income (loss)	(4,854)	72
Foreign currency translation adjustment	113	(930)

Comprehensive income (loss)	$(1,257)	$2,467

See accompanying notes to unaudited condensed consolidated financial statements.

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2003 and 2004
In thousands of U.S. Dollars, except per share and per ADS amounts

	For the six months
	ended June 30,
	2003	2004
Net revenues	$163,133	$271,323
Cost of revenues	(149,695)	(226,306)

Gross profit	13,438	45,017

Operating expenses:
Selling, general and administrative	16,977	21,901
Research and development	8,525	5,989
Other general income, net	(106)	(548)

Total operating expenses	25,396	27,342

Operating income (loss)	(11,958)	17,675
Other income (expense), net:
Interest income	3,015	2,334
Interest expense	(6,592)	(9,282)
Foreign currency exchange gain (loss)	153	(273)
Other non-operating income (expense), net	6,166	(354)

Total other income (expense), net	2,742	(7,575)

Income (loss) before income taxes	(9,216)	10,100
Income tax expense	(162)	(632)

Income (loss) before minority interest	(9,378)	9,468
Minority interest	(951)	(745)

Net income (loss)	$(10,329)	$8,723

Basic net income (loss) per ordinary share	$(0.01)	$0.01
Diluted net income (loss) per ordinary share	$(0.01)	$0.01
Basic net income (loss) per ADS	$(0.10)	$0.08
Diluted net income (loss) per ADS	$(0.10)	$0.08
Ordinary shares (in thousands) used in per ordinary share calculation:
- basic	992,273	1,076,768

- diluted	992,273	1,079,371

ADS (in thousands) used in per ADS calculation:
- basic	99,227	107,677

- diluted	99,227	107,937

See accompanying notes to unaudited condensed consolidated financial statements.

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
For the Six Months Ended June 30, 2003 and 2004
In thousands of U.S. Dollars

	For the six months
	ended June 30,
	2003	2004
Net income (loss)	$(10,329)	$8,723
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale marketable securities	4,500	(779)
Realized (gain) loss on available-for-sale marketable securities included in net income (loss)	(4,837)	73
Foreign currency translation adjustment	116	252

Comprehensive income (loss)	$(10,550)	$8,269

See accompanying notes to unaudited condensed consolidated financial statements.

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of December 31, 2003 and June 30, 2004
In thousands of U.S. Dollars

	December 31,	June 30,
	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	$313,163	$121,531
Marketable securities	11,144	116,682
Accounts receivable, less allowances for doubtful accounts of $1,362 and $1,128	79,899	101,202
Amounts due from ST and ST affiliates	7,050	5,632
Other receivables	2,773	4,197
Inventories	19,839	29,156
Prepaid expenses and other assets	14,863	39,654

Total current assets	448,731	418,054
Marketable securities	23,313	21,083
Prepaid expenses	6,283	18,904
Property, plant and equipment, net	476,073	534,658
Goodwill and other assets	39,452	48,334

Total Assets	$993,852	$1,041,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$8,042	$24,922
Payables related to property, plant and equipment purchases	54,089	62,017
Accrued operating expenses	40,661	39,501
Income taxes payable	3,383	2,429
Amounts due to ST and ST affiliates	1,836	310
Current obligations under capital leases	5,296	1,983
Current installments of long-term debt	6,841	14,354

Total current liabilities	120,148	145,516
Obligations under capital leases, excluding current portion	812	40
Long-term debt, excluding current installments	31,410	34,461
Convertible notes	327,379	333,284
Other non-current liabilities	4,463	7,958

Total liabilities	484,212	521,259
Minority interest	33,684	35,620
Shareholders’ equity:
Share capital	172,434	172,467
Additional paid-in capital	489,355	489,250
Accumulated other comprehensive loss	(9,921)	(10,374)
Accumulated deficit	(175,912)	(167,189)

Total shareholders’ equity	475,956	484,154

Total Liabilities and Shareholders’ Equity	$993,852	$1,041,033

See accompanying notes to unaudited condensed consolidated financial statements.

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2003 and 2004
In thousands of U.S. Dollars

	For the six months
	ended June 30,
	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(10,329)	$8,723
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	59,010	73,431
Amortization of leasing prepayments	6,136	10,803
Gain on sale of property, plant and equipment	(56)	(547)
Accretion of discount on convertible notes	3,283	5,905
(Gain) loss on sale or maturity of marketable securities	(4,835)	(72)
Foreign currency exchange loss (gain)	(413)	(366)
Deferred income taxes	(1,793)	276
Minority interest in income of subsidiary	951	745
Others	—	533
Changes in operating working capital:
Accounts receivable	(11,745)	(21,337)
Amounts due from ST and ST affiliates	(748)	1,566
Inventories	(3,312)	(9,317)
Other receivables, prepaid expenses and other assets	1,086	(47,746)
Accounts payable, accrued operating expenses and other payables	393	14,910
Amounts due to ST and ST affiliates	243	(1,711)

Net cash provided by operating activities	37,871	35,796

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale or maturity of marketable securities	64,714	50,304
Purchases of marketable securities	(11,819)	(150,007)
Purchases of property, plant and equipment	(73,665)	(122,669)
Others, net	(4,417)	(13,942)

Net cash used in investing activities	(25,187)	(236,314)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt	(144)	(12,895)
Repayment of long-term debt	(7,397)	(2,439)
Proceeds from issuance of shares	99	123
Proceeds from bank borrowings	8,950	25,778
Decrease in restricted cash	1,486	2,770
Capital lease payments	(4,263)	(4,146)

Net cash provided by (used in) financing activities	(1,269)	9,191

Net increase (decrease) in cash and cash equivalents	11,415	(191,327)
Effect of exchange rate changes on cash and cash equivalents	417	(304)
Cash and cash equivalents at beginning of the period	167,661	313,162

Cash and cash equivalents at end of the period	$179,493	$121,531

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
Interest	$3,606	$2,568
Income taxes	$343	$992
Non-cash item:
Share issue by retained earnings	$—	$5,716
Purchase of fixed assets	$54,089	$62,017

See accompanying notes to unaudited condensed consolidated financial statements.

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Organization

ST Assembly Test Services Ltd is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. The Company, with its principal operations in Singapore and global operations in the United States of America, the United Kingdom, Japan, China and Taiwan, offers full back-end turnkey solutions to customers worldwide. The Company also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages, to serve some of the world’s technological leaders.

The Company was incorporated in Singapore in October 1994. As of June 30, 2004, it was 59.2% owned by Singapore Technologies Semiconductor Pte Ltd.

In October 2003, the Company increased its equity interest in its subsidiary Winstek from 51.0% to 55.0% with the purchase of 1,056,000 shares at NT$15 per share from certain minority shareholders as well as the purchase of 28,144,000 new shares issued by Winstek at NT$15 per share. The Company’s equity interest in Winstek was decreased to 54.5% in June 2004 with Winstek’s declaration of stock bonus issue to its employees.

The Company utilizes the U.S. dollar as its functional currency, and the local currency of its foreign subsidiaries as the functional currency of that subsidiary. Where the functional currencies are other than the Company’s U.S. dollar reporting currency, they are translated into U.S. dollars using exchange rates prevailing at the period end for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of foreign subsidiary financial statements are reported within accumulated other comprehensive income (loss), which is reflected as a separate component of shareholders’ equity.

2. Principles of Consolidation

The accompanying interim condensed consolidated financial statements include the consolidated financial statements of ST Assembly Test Services Ltd and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

3. Basis of Presentation

The interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and reflect normal recurring adjustments, which in the opinion of management, are necessary for a fair presentation of the results for such interim periods. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003.

4. Use of Estimates in the Financial Statements

The preparation of the interim condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates.

5. Significant Customers and Concentration of Credit Risks

The Company has a number of major customers in North America, Europe and Asia. During the three-month periods ended June 30, 2003 and June 30, 2004, the five largest customers collectively accounted for approximately 67.0% and 69.2% of revenues, respectively. During the six-month periods ended June 30, 2003 and June 30, 2004, the five largest customers collectively accounted for approximately 67.4% and 69.7% of revenues, respectively. The Company anticipates that, as a result of its merger with ChipPAC (see item 14), it will have a more diversified and broader customer base and that its customer concentration will decrease. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

6. Net Income (Loss) Per Share

A reconciliation of the ordinary shares used in the computation of basic and diluted net income (loss) per ordinary share follows (in thousands):-

	For the three months		For the six months
	ended June 30,		ended June 30,
	2003	2004	2003	2004
Net income (loss)	$(702)	$4,657	$(10,329)	$8,723

Weighted-average ordinary shares used for basic net income (loss) per ordinary share calculation	992,301	1,076,823	992,273	1,076,768
Effect of dilutive securities:
Stock options	—	953	—	2,603

Weighted-average ordinary and potential ordinary shares used for diluted net income (loss) per ordinary share calculation	992,301	1,077,776	992,273	1,079,371

The Company excluded certain potentially dilutive securities for each period presented from its diluted net income (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s common stock or the Company had net losses for the period, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities follows (in thousands):

	For the three months		For the six months
	ended June 30,		ended June 30,
	2003	2004	2003	2004
Convertible debt	106,895	172,513	106,895	172,513
Stock options	58,496	59,633	52,468	47,360

7. Change in Accounting Estimates

In the third quarter of 2003, the Company completed a review of the estimated useful lives of its assembly equipment. As a result, effective from July 1, 2003, the lives used to depreciate certain assembly equipment changed prospectively from 5 years to 7 years. The impact of this change are depreciation savings of $4.6 million for the three months ended June 30, 2004 and $9.2 million for the six months ended June 30, 2004.

8. Stock Option Plan

The Company measures stock-based employee compensation cost for financial statement purposes in accordance with the intrinsic method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation”, the Company’s net income (loss) would have been decreased (increased) to the pro forma amounts indicated below (in thousands, except per share data):

	For the three months		For the six months
	ended June 30,		ended June 30,
	2003	2004	2003	2004
Net income (loss), as reported	$(702)	$4,657	$(10,329)	$8,723

Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	(15)	157	37	195

Deduct: Total stock-based employee compensation expense determined under fair value based method of all awards, net of related tax effects	1,978	2,811	5,255	5,328

Pro forma net income (loss)	$(2,695)	$2,003	$(15,547)	$3,590

Basic and diluted net income (loss) per ordinary share:
As reported	$(0.00)	$0.00	$(0.01)	$0.01
Pro forma	$(0.00)	$0.00	$(0.02)	$0.00

Basic and diluted net income (loss) per ADS:
As reported	$(0.01)	$0.04	$(0.10)	$0.08
Pro forma	$(0.03)	$0.02	$(0.16)	$0.03

9. Selected Balance Sheet Accounts

Inventories at December 31, 2003 and June 30, 2004 consisted of (in thousands):

	December 31,	June 30,
	2003	2004
Raw materials	$13,109	$20,988
Factory supplies	1,595	2,211
Work-in-progress and finished goods	5,135	5,957

	$19,839	$29,156

Prepaid expenses and other assets comprised the following (in thousands):

	December 31,	June 30,
	2003	2004
Leasing prepayments	$10,949	$27,628
Other prepayments	1,054	4,825
Loan to vendor	900	3,115
Others	1,960	4,086

	$14,863	$39,654

Goodwill and other assets comprised the following (in thousands):

	December 31,	June 30,
	2003	2004
Goodwill	$2,209	$2,209
Deferred income tax assets	22,471	22,162
Loan to vendor	4,100	16,435
Others	10,672	7,528

	$39,452	$48,334

In January 2004, the Company extended an interest-free loan of $15 million to a vendor to secure a specified minimum quantity of substrates up to December 2008. The loan is collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2.4 million shares of the vendor. The loan is repayable by installments up to December 2008.

10. Contingencies

The Company is a party to claims that arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities, which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position, results of operations or cash flows.

11. Risks and Uncertainties

The Company’s future results of operations include a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; the impact of our merger with ChipPAC, Inc., including our ability to integrate and obtain the anticipated results and synergies from our merger with ChipPAC, Inc.; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks.

12. Recently Issued Accounting Standards

In May 2003, the FASB issued EITF 03-6 “Participating Securities and the Two-Class Method under SFAS No. 128, Earnings per Share” which provides guidance on the application of the “two-class” method of computing earnings per share. The vested stock options issued by the Company under the stock option plan qualify as participating securities as defined by EITF 03-6. EITF 03-6 is effective for reporting periods beginning after March 31, 2004.

13. Stock dividends

In June 2004, Winstek declared 1,993,500 shares to be issued to employees as employee stock bonus. The issuance of the stock bonus amounting to $0.6 million was charged to the Statement of Operations. The Company’s interest in Winstek was subsequently diluted from 55.0% to 54.5% with the declaration of stock bonus. As per Staff Accounting Bulletin Topic 5H “Accounting for Sales of Stock by a Subsidiary,” gains or losses arising from issuance by a subsidiary of its own stock should be consistently applied either to Statement of Operations or equity as capital transaction. The Company has adopted the capital transaction accounting policy with regards to the issuance of subsidiary stock and recorded the loss of $0.4 million to Additional Paid-In Capital.

14. Subsequent events

Merger with ChipPAC

On February 10, 2004, STATS signed a definitive agreement for the merger of a wholly-owned subsidiary with and into ChipPAC, Inc. in a stock-for-stock transaction. On August 5, 2004, STATS consummated the merger and ChipPAC became a wholly owned subsidiary of STATS. Pursuant to the terms of the merger agreement, former ChipPAC stockholders received 0.87 STATS ADS, and cash in lieu of fractional ADSs that otherwise would have been issued, for each share of ChipPAC Class A common stock. In the merger, STATS issued to former ChipPAC stockholders approximately 86.19 million ADSs, which represents approximately 861.88 million of STATS ordinary shares, par value S$0.25 each. Upon the consummation of the merger, STATS and ChipPAC stockholders owned approximately 56.0% and 44.0% of the Company, respectively, on a total share outstanding basis as of August 3, 2004. As a result of the merger, the name of the Company was changed to “STATS ChipPAC Ltd.”

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

RESULT OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:

	Three months ended		Six months ended
	June 30,		June 30,
	2003	2004	2003	2004
	(as a percentage of net revenues)
Net revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues	(88.7)	(82.3)	(91.8)	(83.4)

Gross profit	11.3	17.7	8.2	16.6

Operating expenses:
Selling, general and administrative	9.4	8.4	10.4	8.1
Research and development	4.6	2.1	5.2	2.2
Other general expenses (income), net	0.3	(0.4)	(0.1)	(0.2)

Total operating expenses	14.3	10.1	15.5	10.1

Operating income (loss)	(3.0)	7.6	(7.3)	6.5
Other income (expense), net:
Interest income	1.6	0.8	1.8	0.8
Interest expense	(3.8)	(3.4)	(4.0)	(3.4)
Foreign currency exchange gain (loss)	0.4	(0.9)	0.1	(0.1)
Other non-operating income (expense), net	5.9	(0.3)	3.8	(0.1)

Total other income (expense), net	4.1	(3.8)	1.7	(2.8)

Income (loss) before income taxes	1.1	3.8	(5.6)	3.7
Income tax expense	(1.4)	(0.1)	(0.1)	(0.2)

Income (loss) before minority interest	(0.3)	3.7	(5.7)	3.5
Minority interest	(0.5)	(0.3)	(0.6)	(0.3)

Net income (loss)	(0.8)	3.4	(6.3)	3.2

Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale marketable securities	4.8	(1.0)	2.8	(0.3)
Realized loss on available-for-sale marketable securities included in net income (loss)	(5.5)	0.1	(3.0)	0.0
Foreign currency translation adjustment	0.1	(0.7)	0.0	0.1

Comprehensive income (loss)	(1.4)	1.8	(6.5)	3.0

Three months ended June 30, 2003 and June 30, 2004

Net revenues. We derive revenues primarily from test and assembly of array and leaded packages. Net revenues increased 58.7% from $87.6 million in the three months ended June 30, 2003 to $139.0 million in the three months ended June 30, 2004. Net revenues from test services increased 47.3% from $48.6 million in the three months ended June 30, 2003 to $71.6 million in the three months ended June 30, 2004 due principally to a $23.9 million increase in net revenues resulting from an increase in unit shipments, partially offset by a $1.6 million decrease in net revenues resulting from a 3.6% decline in average selling prices. Net revenues from assembly services increased 71.5% from $39.0 million in the three months ended June 30, 2003 to $66.9 million in the three months ended June 30, 2004 due principally to a $20.4 million increase in net revenues resulting from an increase in unit shipments and a $7.5 million increase in net revenues resulting from a 12.4% increase in average selling prices. Contribution to net revenues from Winstek also increased from $7.9 million in the same quarter a year ago to $11.2 million in the current quarter mainly due to increase in unit shipments. STATS FastRamp, which commenced operations in January 2002 and contributes primarily to test revenues, contributed $3.2 million to net revenues in the same quarter a year ago compared to $2.4 million in the current quarter.

For the three months ended June 30, 2004, revenues from the communications segment increased more than the revenues from other segments as compared to the corresponding quarter in the prior year, contributing 66.2% of our net revenues, followed by the personal computers segment at 22.6% of our net revenues. The increase in the communications segment was largely due to the increased demand in the mobile phone and infrastructure markets. We expect to continue to be dependent on the communications and personal computers segments for substantially all our net revenues. We derived 81.1% and 79.6% of our net revenues for the three months ended June 30, 2003 and 2004, respectively, from customers headquartered in the United States and expect to continue to depend on such customers for a substantial portion of our net revenues in the foreseeable future.

Average selling prices for our services have generally declined over product life cycles, particularly for our assembly services. Average selling prices for test services for the three months ended June 30, 2004 declined by 3.6% as compared to the corresponding quarter in the prior year due to a reduction in test times. Average selling prices for assembly services for the three months ended June 30, 2004 increased by 12.4% as compared to the corresponding quarter in the prior year due to changes in product mix. We expect that average selling prices for our assembly and test services will continue to decline in the future. Historically, we have been able to partially or entirely offset the effect of price declines by successfully developing and marketing new higher margin products, such as advanced leaded and array packages, by negotiating lower prices with our materials vendors, and by implementing engineering and technological changes in our assembly and test processes which resulted in reduced manufacturing costs. To the extent that we are unable to offset any price decreases in the future, our gross margins would be negatively affected.

Cost of revenues and gross profit. Cost of revenues includes depreciation expense, cost of leasing testers, facilities costs, direct and indirect labor and materials cost. Cost of revenues increased 47.2% from $77.7 million in the three months ended June 30, 2003 to $114.4 million in the three months ended June 30, 2004. Depreciation expense and cost of leasing testers increased from $32.6 million, or 37.2% of net revenues, in the three months ended June 30, 2003 to $45.1 million, or 32.4% of net revenues, in the three months ended June 30, 2004 as we added capacity to support the volume increase. This $12.5 million increase of depreciation expenses and cost of leasing was net of depreciation savings of $4.4 million due to a change in useful lives of assembly equipment in July 2003 from 5 years to 7 years. Subject to general industry conditions and customer demand, we currently expect to continue to add to our capacity in the second half of 2004. Direct and indirect labor and materials costs increased from $42.3 million, or 48.3% of net revenues, in the three months ended June 30, 2003 to $65.4 million, or 47.1% of net revenues, in the three months ended June 30, 2004 due principally to higher overtime incentives for employees and additional hires in preparation for increased volumes, and higher prices of goldwires used in packaging of semiconductor devices. Cost of revenues as a percentage of net revenues decreased from 88.7% in the three months ended June 30, 2003 to 82.3% in the three months ended June 30, 2004, resulting in an increase in the gross profit in the current quarter. Gross profit in the current quarter was $24.6 million, or a gross margin of 17.7%, as compared to gross profit of $9.9 million, or a gross margin of 11.3%, in the same quarter a year ago. This improvement was due principally to higher capacity utilization and cost control. Because a substantial portion of our costs at our factories is fixed, relatively small increases or decreases in capacity utilization may have a significant effect on our profitability.

Selling, general and administrative expenses. Selling, general and administrative expenses consist mainly of salaries and benefits for sales, marketing, general and administrative employees, depreciation of non-production equipment and professional fees. Selling, general and administrative expenses was $8.3 million, or 9.4% of net revenues, in the three months ended June 30, 2003, and $11.6 million, or 8.4% of net revenues, in the three months ended June 30, 2004. The increase in 2004 was due primarily to additional hires and higher accrual of bonuses.

Research and development expenses. Research and development expenses consist mainly of salaries and benefits for research and development personnel, depreciation of research and development equipment and cost of related supplies.
Research and development expenses decreased 28.0% from $4.0 million, or 4.6% of net revenues, in the three months ended June 30, 2003, to $2.9 million, or 2.1% of net revenues, in the three months ended June 30, 2004. This decrease was mainly due to lower headcount as personnel were transferred to production upon completion of projects.

Net interest expense. Net interest expense increased from $1.9 million in the three months ended June 30, 2003 to $3.6 million in the three months ended June 30, 2004. Net interest expense of $1.9 million in the three months ended June 30, 2003 consisted of interest income of $1.4 million and interest expense of $3.3 million. Net interest expense of $3.6 million in the three months ended June 30, 2004 consisted of interest income of $1.1 million and interest expense of $4.7 million. Interest income was earned on our marketable debt securities and fixed-term time deposits with various financial institutions. The lower interest income earned in the current quarter was due primarily to higher yields earned on marketable debt securities in the three months ended June 30, 2003. The higher interest expense was due primarily to our convertible notes which were issued in November 2003.

Foreign currency exchange gain (loss). Foreign currency exchange gain was $0.4 million in the three months ended June 30, 2003 and foreign currency exchange loss was $1.3 million in the three months ended June 30, 2004. The non-cash gain or loss was due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar, the Japanese yen and the New Taiwan dollar.

Income tax expense. Income tax expense was $1.3 million in the three months ended June 30, 2003 and $0.1 million in the three months ended June 30, 2004. The decrease in income tax expense between the two periods was due primarily to higher current income tax expenses in the prior-year quarter compared to a current income tax benefits in the current quarter. The income tax expense for the three months ended June 30, 2003 arose primarily from non-pioneer current income tax expenses on interest income generated from investments in fixed-term deposits and marketable securities, net of deferred tax benefits from temporary differences arising from property, plant and equipment, net of current income tax benefits for the quarter.

The Company was previously granted pioneer incentive in Singapore from January 1, 1996 to December 31, 2003. Income derived during this period from our pioneer trade (test and assembly services including wafer probe) is exempt from Singapore income tax, subject to compliance with certain conditions.

The pioneer status exemption does not apply to interest income. Interest income is generally subject to tax at the applicable corporate income tax rate (22% for 2003 and 20% for 2004). Interest income derived from certain qualifying debt securities are subject to tax at a concessionary rate of 10%.

In 2004, we are in the process of working with the Economic Development Board (EDB) to apply for new tax incentives under The Economic Expansion Incentives (Relief from Income Tax) Act, Chapter 86 of Singapore. The tax incentives which may be applicable to us are the pioneer incentive in respect of the income from the company’s new products manufactured using new technologies, the Development and Expansion Incentive (DEI) in respect of the increased production of the company’s existing products and other qualifying activities and the International Headquarter (IHQ) in respect of qualifying headquarter activities. Under the DEI and the IHQ, income from qualifying activities would be subject to Singapore income tax at a concessionary tax rate of 10%.

Six months ended June 30, 2003 and June 30, 2004

Net revenues. We derive revenues primarily from test and assembly of array and leaded packages. Net revenues increased 66.3% from $163.1 million in the six months ended June 30, 2003 to $271.3 million in the six months ended June 30, 2004. Net revenues from test services increased 58.9% from $87.0 million in the six months ended June 30, 2003 to $138.2 million in the six months ended June 30, 2004 due principally to a $44.8 million increase in net revenues resulting from an increase in unit shipments and a $4.3 million increase in net revenues resulting from a 1.6% increase in average selling prices. Net revenues from assembly services increased 73.7% from $76.1 million in the six months ended June 30, 2003 to $132.2 million in the six months ended June 30, 2004 due principally to a $51.0 million increase in net revenues resulting from an increase in unit shipments and a $5.2 million increase in net revenues resulting from a 3.8% increase in average selling prices. Contribution to net revenues from Winstek also increased from $13.8 million in the same period a year ago to $20.3 million in the current period mainly due to increase in unit shipments. STATS FastRamp, which commenced operations in January 2002 and contributes primarily to test revenues, contributed $6.1 million to net revenues in the same period a year ago compared to $5.1 million in the current period.

For the six months ended June 30, 2004, revenues from the communications segment increased more than the revenues from other segments as compared to the corresponding period in the prior year, contributing 66.0% of our net revenues, followed by the personal computers segment at 23.3% of our net revenues. The increase in the communications segment was largely due to the increased demand in the mobile phone and infrastructure markets. We expect to continue to be dependent on the communications and personal computers segments for substantially all our net revenues. We derived 82.1% and 81.2% of our net revenues for the six months ended June 30, 2003 and 2004, respectively, from customers headquartered in the United States and expect to continue to depend on such customers for a substantial portion of our net revenues in the foreseeable future.

Average selling prices for our services have generally declined over product life cycles, particularly for our assembly services. Average selling prices for test services for the six months ended June 30, 2004 increased by 1.6% as compared to the corresponding period in the prior year due to an increase in test times. Average selling prices for assembly services for the six months ended June 30, 2004 increased by 3.8% as compared to the corresponding period in the prior year due to changes in product mix. We expect that average selling prices for our assembly and test services will continue to decline in the future. Historically, we have been able to partially or entirely offset the effect of price declines by successfully developing and marketing new higher margin products, such as advanced leaded and array packages, by negotiating lower prices with our materials vendors, and by implementing engineering and technological changes in our assembly and test processes which resulted in reduced manufacturing costs. To the extent that we are unable to offset any price decreases in the future, our gross margins would be negatively affected.

Cost of revenues and gross profit. Cost of revenues includes depreciation expense, cost of leasing testers, facilities costs, direct and indirect labor and materials cost. Cost of revenues increased 51.2% from $149.7 million in the six months ended June 30, 2003 to $226.3 million in the six months ended June 30, 2004. Depreciation expense and cost of leasing testers increased from $63.7 million, or 39.0% of net revenues, in the six months ended June 30, 2003 to $85.4 million, or 31.5% of net revenues, in the six months ended June 30, 2004 as we added capacity to support the volume increase. The $21.7 million increase of depreciation expenses and cost of leasing between the two periods was net of $8.8 million depreciation savings due to a change in useful lives of assembly equipment in July 2003 from 5 years to 7 years. Subject to general industry conditions and customer demand, we currently expect to continue to add to our capacity in the second half of 2004. Direct and indirect labor and materials costs increased from $81.7 million, or 50.1% of net revenues, in the six months ended June 30, 2003 to $133.1 million, or 49.1% of net revenues, in the six months ended June 30, 2004 due principally to higher overtime incentives for employees and additional hires in preparation for increased volumes, and higher prices of goldwires used in packaging of semiconductor devices. The remaining increase in cost of revenues was due principally to an increase in utilities from higher activities, partially offset by government grants. Cost of revenues as a percentage of net revenues decreased from 91.8% in the six months ended June 30, 2003 to 83.4% in the six months ended June 30, 2004, resulting in an increase in the gross profit in the current period. Gross profit in the current period was $45.0 million, or a gross margin of 16.6%, as compared to gross profit of $13.4 million, or a gross margin of 8.2%, in the same period a year ago. This improvement was due principally to higher capacity utilization and cost control that was partially offset by the appreciation of the Singapore dollar against the United States dollar. Because a substantial portion of our costs at our factories is fixed, relatively small increases or decreases in capacity utilization may have a significant effect on our profitability.

Selling, general and administrative expenses. Selling, general and administrative expenses consist mainly of salaries and benefits for sales, marketing, general and administrative employees, depreciation of non-production equipment and professional fees. Selling, general and administrative expenses was $17.0 million, or 10.4% of net revenues, in the six months ended June 30, 2003, and $21.9 million, or 8.1% of net revenues, in the six months ended June 30, 2004. The increase in 2004 was due primarily to additional hires and higher accrual of bonuses.

Research and development expenses. Research and development expenses consist mainly of salaries and benefits for research and development personnel, depreciation of research and development equipment and related supplies. Research and development expenses decreased 29.7% from $8.5 million, or 5.2% of net revenues, in the six months ended June 30, 2003, to $6.0 million, or 2.2% of net revenues, in the six months ended June 30, 2004. This decrease was mainly due to lower government grant income and lower headcount as personnel were transferred to production upon completion of projects.

Net interest expense. Net interest expense increased from $3.6 million in the six months ended June 30, 2003 to $6.9 million in the six months ended June 30, 2004. Net interest expense of $3.6 million in the six months ended June 30, 2003 consisted of interest income of $3.0 million and interest expense of $6.6 million. Net interest expense of $6.9 million in the six months ended June 30, 2004 consisted of interest income of $2.3 million and interest expense of $9.3 million. Interest income was earned on our marketable debt securities and fixed-term time deposits with various financial institutions. The lower interest income earned in the current period was due primarily to higher yields earned on marketable debt securities in the six months ended June 30, 2003. The higher interest expense was due primarily to our convertible notes which were issued in November 2003.

Foreign currency exchange gain (loss). Foreign currency exchange gain was $0.2 million in the six months ended June 30, 2003 and foreign currency exchange loss was $0.3 million in the six months ended June 30, 2004. The non-cash gain or loss was due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar, the Japanese yen and the New Taiwan dollar.

Income tax expense. Income tax expense was $0.2 million in the six months ended June 30, 2003 and $0.6 million in the six months ended June 30, 2004. The increase in income tax expense between the two periods was due primarily to a higher deferred tax expense recognized in the current quarter compared to a deferred tax benefit in the prior-year quarter. The income tax expense in the six months ended June 30, 2003 arose primarily from non-pioneer current income tax expenses on interest income generated from investments in fixed-term deposits and marketable securities, net of deferred tax benefits from temporary differences arising from property, plant and equipment. The income tax expense in the six months ended June 30, 2004 arose primarily from property, plant and equipment.

Liquidity and Capital Resources

As of June 30, 2004, our financial structure consisted of long-term debt and related assets, current operating assets and liabilities, and short to medium-term credit facilities.

Long-Term Debt and Related Assets

Our long-term debt totalled $382.1 million as of June 30, 2004. Of this, $267.1 million was incurred primarily to finance the acquisition of property, plant and equipment. Our property, plant and equipment have a depreciated book value of $534.7 million. The remaining $115.0 million was incurred for general corporate purposes and as a reserve for future capital expenditures, which may include the purchase of test or assembly equipment, facilities expansion and future acquisitions or investments, if any. We have invested unused cash in marketable securities and cash equivalents.

Current Working Capital

Our net current assets totalled $272.5 million as of June 30, 2004. Excluding amounts related to long-term debt and related assets described above, as of June 30, 2004, net working capital was $157.6 million, of which $121.5 million was in cash and cash equivalents.

Current and Expected Liquidity

In addition to the $259.3 million of cash, cash equivalents, and marketable securities discussed above, we also have a $294.1 million (S$500 million) Multicurrency Medium-term Note Program (“MTN Program”) under which we may, from time to time, issue notes in series or tranches in Singapore dollars or any other currency as may be agreed upon between us and the dealers of the MTN Program provided that various terms and conditions are satisfied, including a condition that Singapore Technologies Pte Ltd, or STPL, must hold (either directly or indirectly through any one or more wholly-owned subsidiaries) at least 51% of our issued share capital. Pursuant to the completion of our merger with ChipPAC, Inc., we issued ordinary shares to the former shareholders of ChipPAC, Inc., as a result of which we no longer satisfy this condition as the shareholding of Singapore Technologies Semiconductors Pte Ltd (a wholly-owned subsidiary of STPL) has been diluted below 51%. In the event we wish to issue notes under the MTN Program, we will have to negotiate new terms with the arrangers of our MTN Program before we can do so. We cannot assure you that we will be successful in negotiating these terms and if we are unsuccessful, the MTN Program will not be available to us as a source of financing. We have not issued any notes under the MTN Program. We also have $20.0 million of banking and credit facilities consisting of short to medium-term advances and bank guarantees of which we have utilized $1.9 million in the form of bank guarantees as of June 30, 2004. Interest on any future borrowings under the unutilized facilities will be charged at the bank’s prevailing rate. Additionally, our subsidiary, Winstek, has approximately $67.0 million (NT$2.3 billion) of unutilized bank and credit facilities from various banks and financial institutions.

Our capital expenditures in the six months ended June 30, 2004 were $136.8 million, which were primarily for new generation testers and fine pitch wirebonders.

We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital requirements, as well as capital lease and debt service repayment obligations of $16.3 million for 2004. If our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, the expansion of our business or otherwise, or if our cash flows from operations are lower than anticipated, including as a result of an unexpected decrease in demand for our services due to a downturn in the semiconductor industry or otherwise, we may be required to obtain additional debt or equity financing from time to time depending on prevailing market conditions. In such events, there can be no assurance that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

Cash Flows from Operating Activities

Net cash provided by operating activities totaled $35.8 million for the six months ended June 30, 2004, compared to net cash provided by operating activities of $37.9 million for the six months ended June 30, 2003. Net cash from operating activities of $35.8 million for the six months ended June 30, 2004 mainly resulted from net income adjusted for non-cash related items of $99.4 million. This was offset by increases in cash used for operating working capital of $63.6 million, due primarily to increases in operating activity levels resulting from the 66.3% increase in revenues in the current six months in 2004 over the same period in 2003. The significant components of working capital changes were mainly due to increased prepaid expenses of $47.7 million resulting primarily from additional prepaid leases for increased capacity and increased accounts receivable and inventories of $30.7 million resulting from the 66.3% increase in sales. These increases were partially offset by increased accounts payable and accrued operating expenses of $14.9 million resulting primarily from higher payable balances for raw materials.

Cash Flows from Investing Activities

Net cash used in investing activities totaled $236.3 million for the six months ended June 30, 2004 and $25.2 million for the six months ended June 30, 2003. The net cash used in investing activities of $236.3 million for the six months ended June 30, 2004 consisted primarily of purchases of marketable securities of $150.0 million, capital expenditures of $122.7 million and loan to a vendor to secure supplies of $14.5 million. These were reduced by receipts of $50.3 million from the maturity of marketable debt securities and $0.6 million from the sale of property, plant and equipment. The net cash used in investing activities of $25.2 million for the six months ended June 30, 2003 consisted primarily of capital expenditures of $73.7 million for capacity expansion for test services. This was reduced by receipts of $64.7 million from the maturity of marketable debt securities.

Cash Flows from Financing Activities

Net cash provided by financing activities was $9.2 million for the six months ended June 30, 2004, compared to net cash used in financing activities of $1.3 million for the six months ended June 30, 2003. Cash provided by financing activities of $9.2 million for the six months ended June 30, 2004 consisted primarily of proceeds from bank borrowings of $25.8 million, proceeds from the issuance of shares under our Employee Share Option Scheme of $0.1 million and an increase in cash pledged against borrowings of $2.8 million. These were reduced by repayments of short-term and long-term debts of $12.9 million and $2.4 million, respectively, and payment of capital leases of $4.1 million. Cash used in financing activities of $1.3 million for the six months ended June 30, 2003 consisted of repayment of an installment due on the long-term EDB loan of $7.4 million, repayment of short-term debt of $0.1 million and payment for capital leases of $4.3 million. These were reduced by proceeds from bank borrowings of $9.0 million and an increase in cash pledged against borrowings of $1.5 million.

Financing Arrangements

As of June 30, 2004, we had borrowings totaling $384.1 million, comprising primarily $333.3 million due to our convertible note holders, obligations under capital leases amounting to $2.0 million and bank borrowings of $48.8 million by Winstek.

Foreign Currency Exchange Exposure

A portion of our costs and investments are denominated in foreign currencies, like the Singapore dollar, the New Taiwan dollar, the Japanese Yen and the Euro. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability.

From time to time, we may have engaged in, and may continue to engage in, exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. However, we cannot assure you that any hedging technique we implement will be effective. If it is not effective, we may experience reduced net income.

As of June 30, 2004, we had marketable securities of $2.3 million denominated in the New Taiwan dollar, $18.3 million denominated in Singapore dollar and $64.6 million denominated in the Euro. As of June 30, 2003, we had marketable securities of $2.5 million denominated in the New Taiwan dollar and $8.0 million denominated in the Singapore dollar.

Recent Developments

On August 5, 2004, we consummated our previously announced merger with ChipPAC, one of the largest suppliers of high-end packaging design, assembly and test solutions. Pursuant to the merger, ChipPAC became one of our wholly owned subsidiaries. The merger was consummated pursuant to the Agreement and Plan of Merger and Reorganization, dated as of February 10, 2004, among us, ChipPAC and Camelot Merger, Inc., one of our wholly owned subsidiaries. In the merger, former ChipPAC stockholders received 0.87 of our American Depositary Shares (ADSs), and cash in lieu of fractional ADSs that otherwise would have been issued, for each share of Class A common stock, par value $0.01 per share, of ChipPAC that they owned. In the merger, we issued to former ChipPAC stockholders approximately 86.19 million of our ADSs, which represents approximately 861.88 million of our ordinary shares, par value S$0.25 each.